Mail Stop 4561

August 23, 2007

Joseph E. Robert Jr.
1650 Tysons Blvd., Suite 1600
McLean, VA 22102

      Re: **JER Investors Trust Inc**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007
              File No. 001-32564

Dear Mr. Robert:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3629 if you have questions.

                           Sincerely,

                           Kevin Woody
                           Accounting Branch Chief